REPORT OF
RULE 10f-3 TRANSACTIONS
WITH AFFILIATED UNDERWRITER


Name of Security Purchased

7 1/8% Senior Notes due 2015
6 3/4% Senior Notes due 2010

Ventas Realty, Limited Partnership
Ventas Capital Corporation

Registered under the Securities Act of 1933?

No

Eligible Rule 144A Offering?

Yes

Participating Fund

Cohen & Steers Advantage Income Realty Fund, Inc.

Date Security Purchased

May 26, 2005

First Day on which Sales of Security Were Made

May 26, 2005

Price Paid By Fund

100

Price Paid by All Other Purchasers

100

Was the issuer of the securities in continuous operation for not less than three years (including the operations of any predecessors)?

Yes

Were the securities offered in a firm commitment underwriting?

Yes

Was the commission, spread or profit received or to be received by the principal underwriters reasonable and fair compared to the commission, spread or profit received by other such persons in connection with the underwriting of similar securities being sold during a comparable period of time?

Yes. The offering was well received and broadly subscribed for, with an underwriting spread that was very narrow and in-line with comparable offerings.

Were securities purchased by Funds, and all other C&S accounts, less than 25% of the principal amount of the securities offered?

Yes (Fund purchased $1 million of a $175 million offering of 7 1/8% Senior Notes)

Were the securities purchased directly from Cohen & Steers
Capital Advisors, LLC?

No. The securities were purchased from a syndicate co-manager and therefore were not deemed under Rule 10f-3 and the Procedures to be a purchase from Cohen & Steers
Capital Advisors because Cohen & Steers Capital Advisors did not benefit directly or indirectly from the purchase.



Approved By:



____________________
Lawrence B. Stoller

May 26, 2005



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